Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: April 1, 2003

Swisscom AG
(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

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Analyst meeting Annual results 2002 “rock-solid-return(s)” 26 March 2003, Zurich	1

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Cautionary statement regarding forward-looking statements

"This communication contains statements that constitute "forward-looking statements". In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives.

Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom's past and future filings and reports filed with the U.S. Security and Exchange Commission and posted on our Websites.

Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication.

Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.”

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Agenda Analyst meeting, 26 March 2003
Subject		Speaker	Starts on Slide

	The Overview	Jens Adrian CEO	4

Domestic wireline business		Adrian Bult,
•	highlights 2002	CEO Swisscom	13
•	the key questions & answers	Fixnet

Domestic wireline business		Carsten Schloter,
•	highlights 2002	CEO Swisscom	22
•	the key questions & answers	Mobile

Other businesses
•	highlights 2002	Mike Shipton, CSO	28
•	the key questions & answers

Group financials
•	highlights 2002	Ueli Dietiker, CFO	36
•	the key questions & answers
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The Overview

Jens Alder, CEO Swisscom

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2002 in review

Key financials	Key achievements

in CHF mm	2002	change

Net revenue	14,526	2.5%

EBITDA	4,413	0.1%

EBIT[1]	2,408	7.7%

Reported net income	824	(83.4%)

CAPEX	1,222	(1%)

Net debt	642	nm

Book leverage[2]	9%	nm

Number of FTE's	20,470	(4.0%)

Adj. net income[3]	1,319	12.4%

Adj. EPS in CHF[4]	19.92	24.8%

1	before exceptional item
2	net debt / shareholders’ equity
3	adjusted only by substantial exceptional items, net of taxes
4	number of outstanding shares at YE 2002: 66.2mm

Successfully defended strong market position

Launched several new products and price packages in wireline and wireless markets

On track with operating cost reductions

Finalised new organisational structure, reduced workforce by 858 FTE's (-4%)

Have not been able to execute large acquisition options, that would satisfy investment criteria

Completed few minor investments into "ventures" as "entry-ticket-options" (more recently for example into public WLAN)

Robust financial management and strong balance sheet

Defined new return policy: "delivering full annual equity free cash flow to shareholders"

On the back of strong results, Swisscom proposes “rock-solid-returns” to shareholders
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Swisscom introduces new Return Policy to shareholders

from “dividend policy”	to “return policy”

paying approx. half of adjusted net income + opportunistic return of funds through share buy back	returning the full annual equity free cash flow (EFCF) to shareholders, through: • dividends • par value reduction • share buy backs

Rationale for new Return Policy:

Better reflects corporate strategy

Ties in capital structure considerations. Return Policy takes it from cash flow perspective instead of profit (P&L) perspective. Enables company to retain strategic flexibility, as balance sheet will not be weakened. Includes debt repayments so that strategic flexibility is restored as quickly as possible should the company acquire

Offers better yield than current dividends can do. The minimum return will be half of adjusted net income (i.e. like dividends in the past), with more to be paid if EFCF is higher

Builds on strong business outlook
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New Return Policy - reflects strategy

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New Return Policy - ties in considerations of strategic flexibility and capital structure

Return Policy takes it from cash flow perspective. Current business cash flows are higher than profits mainly due to fact that depreciation charges are - and will be - substantially higher than level of capital expenditure. Taking profits as the basis for returns to shareholders would hence lead to creation of cash pile

Return Policy deliberately subtracts cash required for acquisitions. This highlights the company’s view that acquisitions have to be cashflow accretive to make sense: otherwise money should be returned

Return Policy reflects company’s desire to retain strong balance sheet by including debt repayments. Underlines company’s wish to restore strategic flexibility as fast as possible through conscious debt maturity management in case of debt-funded acquisitions

In conclusion, the new Return Policy prevents Swisscom from building again a cash pile, as all annual free cash generated is returned to either providers of debt or equity. At the same time, this Policy does not weaken the balance sheet

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New Return Policy and financial year 2002: offers better yield than dividends only can do

Remarks

CHF 12/share compares to CHF 11 for 2001, and represents 60% of adjusted net income. Higher dividend also possible through the accretion effect of the 10% share buy back concluded in 2002. Reflects ongoing commitment to pay around half of adjusted net income in form of dividends.
Will be paid on May 9, 2003

To pay remaining EFCF after dividends in PVR would imply CHF 6/share. However, this would be sub-optimal, as we should reduce the PVR straight away to a final nominal value of CHF 1/share. Hence, the full remaining CHF 8/share will now be returned.
Will be paid by August 2003 latest

As a result, Swisscom will return the full EFCF plus an additional CHF 142mm to shareholders in 2003

High return for year 2002 through dividends and par value reduction payable in 2003. No share buy back (SBB) in 2003, unless government decides to dilute. That may trigger Swisscom to do a SBB in order to serve the interests of free float holders

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New Return Policy - builds on strong outlook

Remarks

Taxes payable in 2003 are expected to be substantially lower due to loss-carry- forward and timing effects. This is a positive one-off effect that cannot be expected in 2004
Opportunity driven, but only if value accretive
Without further debt-funded acquisitions, there will be no material further debt repayments to be done as of 2004
Minimum return is approx. half of adjusted net income through ordinary dividend payment. Any top-up through share buy back in 2004

Return Policy made sustainable through targeted measures that increase the distributable reserves (see last chapter on group financials for details)	10

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Update on the “quest for acquisitions”

Criteria	Explanation		Rationale

What is the uniqueness of the constellation? what makes Swisscom a better investor than a financial investor directly:
sustainability	Focus on sustainable cash flow
generation and accretion
to group cash flows

strategic fit	Potential synergies, and ability
	to exploit these through	–	we may be the only acceptance
	control		buyer for a majority stake
		–	we can sweat the asset better
thanks to our experience
management	Availability of experienced
	management team	–	we can extract some synergies with
current operations

price	Attractive valuation	–	we may improve the position
of the combination in the
size/risk	No major shift in existing		run-up to potential further
	risk profile		industry consolidation

So far not been able to execute convincing options. Having looked at most possibilities, the route forward is opportunistic. If new possibilities arise, Swisscom will continue to screen these, using its robust set of criteria

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In summary

Your 3 “bets” when investing in Swisscom

Swisscom is able to sustain strong annual equity free cash flows - through continued strong operational performance

Swisscom doesn’t have a long term strategic (scale) problem if it doesn’t acquire, and only acquires if this is value accretive

Swisscom will return all equity free cash flow to shareholders while preserving a strong balance sheet

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Domestic wireline business

Adrian Bult, CEO Swisscom Fixnet

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Highlights 2002

Key financials Fixnet	Key achievements FX

in CHF mm	2002	change	Stabilised overall market share after
			renumbering at 59%
Net revenue [1]	6,443	(2.2%)

EBITDA	1,903	(4.3%)	Reduced FTE’s by 7%, costs by 1%
			and CAPEX by 2% while increasing
EBITDA margin	29.5%	(2.3%)	investments in new business

EBIT	848	(6.7%)

CAPEX	585	(2.0%)	Exceeded target of Broadband; rolled
			out close to 200k lines
Number of FTE's	8,010	(7.3%)

Key financials Enterprise Solutions	Key achievements ES

in CHF mm	2002	change	Improved customer relationships

Net revenue [1]	1,450	(8.5%)	Moved from technology-driven products
			to target group offerings
EBITDA	68	(40.4%)

EBITDA margin	4.7%	(34.7%)	Established partnerships (e.g. with
			Unit.net)
EBIT	36	(55.6%)

CAPEX	23	(20.9%)	Reduced future cost base through
			ongoing restructuring
Number of FTE's	1,410	(9.4%)

1 including intersegment revenue

Strong cash generative business, however full focus on efficiency improvements required to ensure sustainability

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Q1. Overall volume development?

Significant retail traffic reduction through renumbering and market reduction

Change in retail traffic volumes of FX+ES (in mm minutes)	Decline in local and DLD traffic
	–	New renumbering introduced
in April 2002 - one off effect
(1,000mm)
	–	Market reduction on SCM
retail traffic (388mm)
	–	Surf effect (350mm)
	–	Market share loss (270mm)
	–	Hard mobile substitution

Increased F2M traffic due to higher
mobile penetration

Stable international traffic

Reduction in value added services
	–	Reduced dial-up traffic due to
ADSL substitution
	–	Carrier specific filtering

Action to stabilize market shares will be taken in 2003

1) Gross increase estimated at 73mm minutes; 7mm minutes lost due to hard mobile substitution
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Q2. Fixed-to-Mobile substitution?

Overall mobile impact on wireline revenues neutral

Estimated impact of Mobile on FX + ES national retail traffic [1]
National traffic volumes (in mm minutes)
Loss of ca. 1.5% access lines due to hard mobile substitution (largely line cancellation)

	–	Estimated impact 66,000 lines

	–	Traffic 79mm minutes

Overall market reduction impacted Swisscom retail traffic by 388mm minutes

	–	Maximally 300mm attributed to soft mobile substitution

	–	Remaining reduction attributed to other behavioral changes (e.g., e-mail use)

Lost minutes gained back by mobile operators with Swisscom Mobile being main beneficiary
1 Includes national and F2M traffic. Not included is international and wholesale traffic
2 Revenues include CHF 10mm lost access revenues
3 Estimate of maximum impact based on observed market reductions of total 388mm minutes and analysis of national traffic
4 Attributable to traffic change. Other changes such as change in rebates are not included
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Q3. Voice over Cable?

Cablecom’s recent Voice offer appears quite attractive as first line offer

Strong growth of broadband in 2002	Comparison of Cablecom to FX offers [2]

	One Line	Two Lines

Add-on to existing Cable BB-offer	-18%	-23%

Combined Cable BB/Voice package	-8%	-12%

Cable BB/Voice package as second line [3]	+12%	+17%

However, similar to other European Cable providers in Europe, Cablecom will need to prove to be able to deliver satisfactory voice services
1 Estimated. Source: Swiss Press, Swisscable report
2 Relative to Swisscom FX retail prices (in %). Approximated values
3 Standard telephony access is kept at Swisscom	17

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Q4. ADSL business case?

ADSL expected to be cash flow positive from 2004/2005

Background	Business case characteristics

Swiss market characterised by aggressive		Recurrent ARPU/Subs1) (CHF/month):
growth in broadband market. Swisscom	–	around CHF 49 on a standalone basis
pushes mainly for defensive reasons	–	around CHF 31 on a net basis (after substitution)

CAPEX per new subs moving down towards CHF 500-550

Swisscom ADSL expected to be cash flow positive in 2004/2005 - including negative effects from substitution, and earlier on a standalone basis. Latest review indicates approx. 400k subs for breakeven standalone

Business case further improved through the side effect of protection of voice minutes that may otherwise be lost to cable operators

Breakeven - on a standalone basis - at approximately 400k ADSL
1) Blended ARPU, WS and retail over all bandwidth offers
2) Estimates. Source: Swiss press, Swisscable report	18

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Q5. Swisscom and regulation?

A. General overview

New regulatory obligations in 2002	Important legal proceedings in 2002

USO ’03-’07; price ceiling access/traffic	Cost-orientation of IC-charges

Numbering plan and local CPS	ADSL WS-pricing and cross subsidies

Lawful interception	Mobile termination prices

Regulatory obligations in progress

Revision Telecommunications Act; Access to facilities, where Swisscom is considered market dominant (e.g. local loop unbundling); prohibition of bundles	Revision Antitrust Act; restrict handling of dominance and immediate sanctioning of abusing it

Revision Telecommunications Ordinance; cost-oriented interconnection to leased lines, local loop unbundling	Revision Radio&TV Act; proposed subsidising of content provider by Infrastructure provider; restricted legal protection
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Q5. Swisscom and regulation?

B. Where does Swiss regulation differ from the rest of Europe?

Ex-post type of regulation instead of ex-ante regulation as in Europe	No ULL in Switzerland

Swiss regulator wanted to have ex-ante regulation introduced. Swiss government rejected to propose to parliament this extension of competence on 19.2.2003 Situation remains as is (i.e. ex-post)	Regulator wants to introduce all forms of unbundling. Government has decided on 19.2.2003 to introduce this both over change in ordinance, and simultaneously over a change in the telco law

Swisscom is welcoming the government’s decision, since impact of ex-post type of regulation are more foreseeable	Swisscom is clearly opposing ULL:
Introducing ULL over change of ordinance would infringe powers of parliament and would represent effective expropriation
Broadband competition is strong without ULL thanks to strong alternative cable infrastructure
ULL takes away investment incentives, and will leave large geographies excluded from access to broadband infrastructure

Government proposes revision of telecommunications act to parliament with today’s ex-post regulation	Swisscom will actively fight against ULL:
Change in ordinance will end up in supreme court
Change in law requires lengthy process through parliament, and perhaps even referendum

Effective introduction - if at all - not until '05/'06
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Q6. Outlook Swisscom Fixnet?

Key Trends	Increasing regulatory pressure

Increasing mobile substitution

Continued Broadband growth

Strategy	Secure leading position in voice

Continued cost reductions:
platforms and products

Continued broadband push

Targets 2003	EBITDA-Margin at 30%

Improved customer satisfaction

3 to 2 voice platforms

Number ADSL lines in operation at YE: 350K

Retain strong position through operational improvements and targeted new offerings
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Domestic wireless business

Carsten Schloter, CEO Swisscom Mobile

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Key financials and achievements

Key financials			Key achievements

in CHF mm	2002	change

			Grew revenues by 3.2% to CHF 4,1bln while Swisscom Mobile market share remained constant at 65%
Total subscribers (mm)	3.6	6.9%

ARPU (CHF/month)	86	-4.4%

Net revenue [1]	4,112	3.2%
			Increased EBITDA by 5.2% to almost CHF 2bln (48% margin) due to lower COGS
EBITDA	1,974	5.2%

EBITDA margin	48.0%	1.9%

EBIT	1,685	6.3%	Launched several products for Messaging, Mobile Solutions and Wireless LAN, positioning Swisscom Mobile at the forefront in Europe

CAPEX	392	24.5%

Number of FTE's	2,358	11.2%

1 including intersegment revenue

Robust performance thanks to innovative portfolio and strong customer base

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Q7. Operational development?

ARPU development	Comments

Market penetration in CH reached 77.5% at YE 2002

Market gross adds reduced to 1.6mm, of which Swisscom Mobile achieved over 50%

Swisscom Mobile's successful retention program lead to a low churn of 17% churn p.a. (15% on postpaid, 20% on prepaid)

ARPU non-voice (SMS, data traffic) at CHF 8 despite data tariffs on European average (9% of ARPU)

ARPU voice decreased due to right grading, dilution from new subs, and economic downturn

Slow down in ARPU erosion and decrease in churn

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Q8.	Update on partnership with Vodafone?

Enlarged operative co-operation and collaboration

–	active use of global purchasing agreements

–	complete integration into operative and financial benchmarks

–	extensive management and specialist training and development

–	governance through Supervisory Board, including Vodafone representatives

Extensive cooperation with Vodafone GP&S

–	Participation in all workgroups in technology and products

–	Vodafone’s one-brand products implemented (e.g. Eurocall, assisted roaming)

–	Rollout of Vodafone live! planned in Q4 2003

Strategic rationale of partnership confirmed

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Q9.	Update on roll out UMTS / WLAN?

Comments	Investments

UMTS network rollout on track	CHF 113mm cumulative investment by end
of 2002 - license inclusive
Rollout based on an aggressive site
acquisition	CHF 350 mm further capital expenditure
–	Original license obligation of 20%	planned until end of 2005
population coverage already surpassed
by end of 2002	Will invest into WLAN as “add-on” to UMTS

–	Increased public resistance of rollout of	Have signed already 350 hotspot contracts
new antennas	in Switzerland, to be operational in 2003.
These 350 hotspots cover approximately
License obligation for end of 2004 is 50%	80% of relevant hotels and conference
population coverage	centres. Currently >100 hotspots on-air,
single-digit million additional investment
First launch of commercial activities in 2003	required in 2003 for the remaining 250
for corporate customers	hotspots

Launched Public WLAN (in Switzerland	Will roll out in-train WLAN coverage
under Swisscom Mobile, in other countries
through Swisscom Eurospot)

UMTS roll out advancing faster than competition,
and at lower cost than originally anticipated

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Q10. Outlook Swisscom Mobile?

Key trends
3 On-going pressure on voice ARPU, continued growth in Data

Emphasis on go to market for new products (e.g. MMS, Mobile Office solutions, WLAN, third parties B2B2C)

Key regulatory issues: mobile termination costs and NISV

Strategy
Extend USP’s (Network Quality, Customer care, Innovative products and services) to maintain leading market position

Roll out of UMTS network and WLAN with goal of best national and international coverage

Reduce customer acquisition costs

Further improve internal efficiency

Targets 2003
Stretch targets on penetration and ARPU of new products and services

Increase lead on customer satisfaction

Decrease churn

Further increase absolute EBITDA and FCF

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Other businesses

Mike Shipton, CSO Swisscom

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Key financials and achievements - debitel

Key financials - debitel

in CHF mm	2002	change

Total subscribers (mm)	10.1	0.6%

ARPU (€/month)[1]	17	2.8%

Net revenue[2]	4,111	8.0%

EBITDA[2]	159	(15.0%)

EBITDA margin[2]	3.9%	(20.4%)

EBIT[2]	97	(28.7%)

CAPEX[2]	68	3.0%

Number of FTE's	3,299	(6.9%)

1 according debitel accounting standards (US GAAP)
2 under IAS accounting standards

Key achievements

Robust performance

– 8%-revenue[2] increase (driven by all countries)

– further cost savings realised

– increased equity ratio from 20% to 24%[1]

– no net debt [1]

Positive EBIT-contribution of international
business

Strengthened distribution power

Positive business development despite difficult market conditions

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Q 11: Swisscom and Debitel?

1999 - Swisscom acquires majority in Debitel - for strategic reasons	2003 - Swisscom holds majority in Debitel - as important financial stake

Rationale:

acquire UMTS license in Germany

turn Debitel into an operator

combine customer base with Swisscom
Mobile - to realise economies of scale

Situation:

not possible to acquire license at
justifiable price

Decision:

find different solution for gaining footprint
for Swisscom Mobile (done through
Vodafone partnership)

refocus Debitel as a network independent
ESP, with access to UMTS platforms
without being a licensed operator

Implications (1):

Debitel moves from strategic investment
to an important financial investment

Implications (2):

Swisscom has to treat Debitel as any
other important financial investment

Swisscom has to create options with
flexibility

What to do:

actively support Debitel in their corporate
development: any action that generates
shareholder value (also in the long run) is
in the interest of its shareholders:
Swisscom with a 93% direct stake
inclusive

review frequently the value of our
investment, and do impairment test.
Result: Swisscom now has € 10/share
book value as per 31.12.2002

create options that improve flexibility with
respect to Swisscom's stake. Result:
Swisscom secured a right (call option) to
get above 95% stake. This provides
freedom to either increase free float,
squeeze out or sell stake. No decision
imminent
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Key financials and achievements - segment Other

Key financials - segment Other	Key achievements

in CHF mm	2002	change	Swisscom IT Services:

External revenue	833	12.3%	Completed PMI process with AGI

of which Systems	406	(14.7%)	Successfully positioned IT Services brand in the Swiss IT Market

of which IT Services	210	nm	Defined services & solutions portfolio

of which Broadcast	162	(10.6%)	Installed sales organisation & processes

Net revenue [1]	1,463	4.3%	Integrated Conextrade

EBITDA	111	(18.4%)	Swisscom Systems:

EBITDA margin	7.6%	(21.6%)	Operational start as of January 1, 2002

EBIT	(114)	(22.6%)	Completed set up of a restructuring plan

CAPEX	103	(40.5%)	Completed full re-engineering of process
			and IT architecture
Number of FTE's	4,374	(0.1%)

1 including intersegment revenue
Both IT Services and Systems experience effects from more difficult market and macro economic environment
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Q12. How is the general economic development impacting your business?

Overall economic environment	Impact and outlook for Swisscom

Slow economic recovery with modest but robust GDP growth - small improvement for 2003 and higher growth in 2004 expected	Residential Market: Revenues in fixed- line and mobile more protected against economic downturn and rise in unemployment rate:
Continued structural weakness in equipment investments by Swiss enterprises and weak private and corporate consumption for non-basic needs	– commodity serving basic needs – non-cyclical behaviour Business Market: Investment related revenues from solutions business under pressure - however, less established operators suffering most
Impact on Swisscom of current weak economic environment is limited in residential segment, more serious in business segment
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Q13. Outlook Swisscom IT Services and Swisscom Systems?

Swisscom IT Services and Swisscom Systems

Key trends	Decline in demand for network and telephony equipment
Delay of new investment in telecom and IT systems due to
economic climate
Market growth below expectations mainly due to pricing
pressures and continuation of strong competition - even if
further consolidation is taking place

Strategy
Continue execution of restructuring plans
Acquire necessary skill set for solution market
Improve again our cost management
Continuously streamline product portfolio

Targets
Improved efficiency especially in improved sales- and
delivery processes
Improved customer satisfaction - long term success
factor

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Q14. How do you look at options for product bundling?

Residential: price bundles

Swisscom well positioned to provide bundles as market leader in fixed and mobile telephony but considers bundles mainly for defensive reasons

No aggressive price bundles launched by competitors so far in residential market and Swisscom not a first-mover

Potential bundling packages that Swisscom could envisage are

–	Voice/broad band

–	Fixed/mobile

However, potential regulatory hurdles for implementation (“market dominance”) exist

Corporate: solution bundles

Corporate customers demand for integrated solutions including e.g. voice, data (both fixed and mobile) and IT

Though international players are present in the market for corporate solutions, Swisscom has unique local capabilities

Swisscom's Enterprise Solutions has been at forefront of corporate bundled solutions

Swisscom has a unique bundling capacity in Switzerland for both residential and corporate

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Q15. How does your CAPEX-profile look?

CAPEX development

Background

80% of CAPEX in the Fixnet and Mobile segment
Fixnet: CHF 585mm (-2% YOY)
–	CAPEX in new businesses and capacity extension represent 60-65% of total with focus on ADSL, IP, SDH, optical cable and transport network
–	Maintenance CAPEX on existing installations represents the remaining 35-40%
Mobile: CHF 392mm (+24% YOY)
–	Build-out of UMTS and W-LAN infrastructure; capacity increase of 2 and 2.5G networks
–	Increase of CHF 77mm as result of UMTS investments

CAPEX as % of sales of Swisscom incl. and excl. debitel sustainably below European peers, partially due to PPP, but also because of efficient asset and investment management

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Group financials 2002

Ueli Dietiker, CFO Swisscom

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Key figures and financial highlights

Key figures

in CHF mm	2001	change

Net revenue	14,526	2,5%

EBITDA	4,413	0.1%

EBIT[1]	2,408	7.7%

Net income	824	(83.4%)

Net debt	642	nm

CAPEX	1,222	(0.1%)

Number of FTE's2	20,470	(4.0%)

ADj. net income[3]	1,319	12.4%
Adj. EPS in CHF[4]	19.92	24.8%

1	before exceptional item
2	excluding Work Link (252 people)
3	adjusted only by substantial exceptional items
4	number of outstanding shares at YE 2002: 66.2mm

Financial highlights

Revenue development inline with expectations

Solid EBITDA performance: CHF 4,4bln

EBIT grew by 7.7% mainly due to lower depreciation and amortisation

Impairment of debitel goodwill (CHF 0,7bln)

Adjusted net income of CHF 1,3bln (+12.4%)

Successful share buyback led to an adjusted EPS accretion of 11%

In total, CHF 5,5bln (>20% of balance sheet total) in cash returned to shareholders in 2002

Strong balance sheet and solid ratios, also after completion of share buyback

Strong cash generation

Simply steady, simply solid. Simply Swisscom

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External revenue development

in CHF mm	Fixnet	Mobile	ES	debitel	Other	Corporate	Net revenue
2001 2002	4,921 4,888	3,127 3,255	1,486 1,365	3,808 4,111	742 833	90 74	14,174 14,526
%	(0.7%)	4.1%	(8.1%)	8.0%	12.3%	(17.8%)	2.5%

Stable at first sight, shifting underneath

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Cost overview

Compared to 2001, almost unchanged level of total OPEX

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Group EBITDA development

in CHF mm	Fixnet	Mobile	ES	debitel	Other	Corporate	EBITDA
2001 2002	1,989 1,903	1,876 1,974	114 68	187 159	136 111	107 198	4,409 4,413
%	(4.3%)	5.2%	(40.4%)	(15.0%)	(18.4%)	85.0%	0.1%

EBITDA stable, and in line with guidance

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Reported net income

(in CHF mm)	2001	2002

EBIT excluding exceptional items	2,235	2,408

Exceptional items [1]	3,275	(702)

EBIT including exceptional items	5,510	1,706

Net financial result	(355)	(311)

Income before income taxes, equity in net income of affiliated companies and minority interest	5,155	1,395

Income tax benefit (expense)	15	(361)

Equity in net income of affiliated companies	32	95

Minority interest	(238)	(305)

Net income	4,964	824

1 Exceptional items in 2001: impairment of goodwill CHF 1,130mm, gain on sale of real estate CHF 568mm and the gain on partial sale of Swisscom
Mobile CHF 3,837mm; exceptional item in 2002: impairment of goodwill CHF 702mm

Substantial lower net income due to lack of exceptional gains and a further impairment of goodwill in 2002
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Adjusted net income

(in CHF mm)	2001	2002

Net income	4,964	824

Impairment of debitel goodwill	1,130	702

Gain on sale of real estate portfolios	(568)

Gain on partial sale of Swisscom Mobile	(3,837)

Tax effect on exceptional items, net	(515)	(207)

Adjusted net income	1,174	1,319

Number of shares (in mm, at ye)	73.55	66.2

Adjusted EPS (in CHF)	15.96	19.92

Share buyback in 2002 led to an adjusted EPS accretion of 11%

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Reconciliation: loss under US GAAP resulting from new rule on impairment accounting

	under IAS	under US GAAP		P+L impact
(in CHF mm)	Goodwill	Goodwill	Customer list	delta US GAAP to IAS

Balance at YE '01	2,085	2,648	174

Impairment because of new US GAAP standard		(1,636)		(1,636)

Additions	(28)	4	8

Amortization '02	(302)	(30)	(81)	191

Balance at YE '02, before impairment '02	1,755	986	101

Impairment '02	702	(986)		(284)

Balance at YE '02, after impairment '02	1,053	0	101	(1,729)

Fair value (€ 10/share)	1,053	0	1,053

Additional impairment and amortization charges for debitel goodwill due to new US GAAP accounting standard leads to a net loss under US GAAP

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Group capital structure

	(in CHF mm)	31.12.2001	31.12.2002

	Short term debt	1,757	1,016

	Long term debt	2,413	1,505

	Interest bearing debt excl. finance lease	4,170	2,521

	Long term net finance lease obligation	1,330	1,192

	Less: financial assets from lease-and-leaseback transactions	(1,295)	(1,104)

	Less: cash, cash equivalents and securities	(7,104)	(1,967)

	Net (cash) debt	(2,899)	642

	Shareholders’ equity	12,069	7,299

	Balance sheet total	24,349	16,958

	Book leverage ¹	(24.0)%	8.8%

	Equity ratio ²	49.6%	43.0%

	Strong balance sheet ratios, offering opportunity to increase return to shareholders - introduction of “return policy”

[1]	Book leverage = Net debt / Shareholders’ equity
[2]	Equity ratio = Shareholders’ equity / Total assets
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Q16. What’s the situation with your distributable reserves?

(in CHF mm)	Shareholders' equity Swisscom AG	Share capital	non- distributable reserves	distri- butable reserves

31.12.2001	8,013	1,250	250	6,513

Dividend, PVR and SBB paid in 2002	(5,521)	(654)	(131)	(4,736)

Net income under Swiss GAAP	1,599			1,599

31.12.2002 before extra reserves	4,091	596	119	3,376

Extra reserves created through change in accounting treatment of dividends from group companies	1,125			1,125

31.12.2002 before 2002 profit distribution	5,216	596	119	4,501

Dividend in 2003	(794)			(794)

PVR in 2003	(530)	(530)	(106)	106

After 2002 profit distribution, before 2003 profits	3,892	66	13	3,813

Effective distributable reserves increased, supporting continuation of Return Policy over years to come

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Q17a. Pension fund: facts at YE 2002?

Under-funding under Swiss pension regime of CHF 304mm (represents a 94%-coverage) determines future CF impact
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Q17b. Pension fund: implications?

From the difference under IAS between the PV of funded obligations and the fair value of plan assets, legally only the under-funding of CHF 304mm determined by Swiss pension regime requires further financing measures

There are different ways to finance the under-funding of CHF 304mm:

—	increased contributions from Swisscom,

—	higher employee's contribution,

—	changed pension fund benefits and / or

—	improvement of the plan's rate of return

No decision to be expected before summer 2003

Impact on annual results 2003:

—	P&L:	max CHF 50mm, from

— a) recognition of actuarial losses

— b) change in assumptions of the expected rate of return on plan assets

—	CF:	max CHF 15mm per %-point increase in employer contribution

subject to decision of the pension fund committee
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Q18. Overall outlook?

¹ Compared to 2002

Outlook 2002 - striving for CHF 4,4bn EBITDA
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Thank you for your attention!

(Other) Questions & Answers

For further information, please contact:
Swisscom - Investor Relations
phone +41 31 342 2538
fax +41 31 342 6411
or visit our homepage: www.swisscom.com/ir

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Analyst meeting Annual results 2002 “back-up slides” handout at analyst meeting 26 March 2003, Zurich

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1. Swisscom Fixnet

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Stabilized decline in Fixnet revenues

Price increase ISDN light
Hard mobile substitution

Increased F2M traffic
Introduction renumbering plan
Market share losses, surf effect[1] and mobile subs.

Higher volumes WS and ADSL growth
Lower LRIC pricing

ADSL growth
Price reduction cards and shrinking use of 111

Reduction volumes and prices voice traffic
Price reduction leased lines

1 Shift to VAS

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Penetration still very high, but access substitution due to mobile starting to become visible
2%

Access Lines (Voice)	Comments

Overall penetration still at over 98% households

Loss of ca. 1.5% access lines due to hard mobile substitution[1]

Estimated impact 66,000 lines

ISDN growth less aggressive than in the past due to ADSL increase and first indications of a saturation on the market

Similar trend in 2003; no discontunuities expected

[1] Subscriber cancels access subscription. Estimated overall impact CHF 10mm (access only)

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Stabilized traffic market shares

Overall market share stabilized at 59%[1]	Substantial additional win-backs achieved, net-churn reduced

1 Estimated values
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Improved Service to the customer

Substantial improvements in Customer Care

	2001	2002

First resolution rate — fulfillment — assurance	N.A. 60%	90% 80%

Response time high value customers	90 secs1)	<20 sec's for 80%

Customer satisfaction high, stable and comparable to competition

Residential customers satisfaction index stable at 8.5	Trust, brand and quality of service recognized as clear distinction factors

Still negative price-perception: will be addressed with new marketing campaign
1) Not discriminated for different segments

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Tight OPEX control: OPEX reduced, despite increased restructuring costs

Description

Headcount reduction (>600 FTE’s)
Increased restructuring charges (CHF 50mm higher than in 2001)

Reduced mobile termination costs
Reduced international termination costs

Reduced network maintenance costs
Reduced IT-infrastructure costs
Reduced marketing costs

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Reduced CAPEX while growing in new businesses

CAPEX (in CHF mm)
Investing in the future

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Strong ADSL growth, surpassed the inflection point of maximum cash exposure

ADSL growing faster than cable	Aggressive growth last months of 2002 to exceed 215 k contracts signed[1]

1 ADSL connections in operation per YE 2002: 195k

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Bluewin secured leadership

Despite aggressive broadband growth sustained narrowband leadership

Portal Reach[2] : re-confirmed market leadership

			2nd	Microsoft.com	21.9%
1st	Bluewin.ch	28.9%
			3rd	Google.ch	21.4%
1 Estimated. Source: Swiss Press, Swissable report
2 Nielsen/Netrating, December 2002

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2. Swisscom Mobile

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Strong operational performance 2002

Subscriber development	Comments

Market penetration in Switzerland reaches 77.5% at year-end

Market gross adds reduced to 1.6mm, of which Swisscom Mobile achieves over 50%

Swisscom Mobile’s successful retention program leads to a low churn of 17% churn p.a. (15% on postpaid, 20% on prepaid)

Market share remain almost constant with Swisscom Mobile at 65% and competitors at about the same share

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High management attention to improve cost efficiencies

Breakdown of costs	Comments

Network and interconnection cost stable although traffic increased

SAC at CHF 212mm reduced by 15%, SRC doubled to CHF 141mm

Total COGS down to 34% of revenue (35% in 2001)

Further investment in staff to 2,359 FTE’s to push new business opportunities (UMTS, WLAN, Mobile Solutions)

Other OPEX stable
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Strict customer focus to provide superior quality

USP network quality:
–	We offer to our customers all state-of-the-art technologies on mobile communication such as GSM, GPRS, UMTS, WLAN at the best coverage within Switzerland and abroad.

USP customer service:
–	We offer to our customers at all touch points such as shops, call centers and communication a superior service with an emotional touch.

USP products:
–	We offer for customers the broadest range of products fitting to their needs both on business and leisure. We are the leader in innovation on messaging services and mobile solutions.

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3. debitel

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debitel operational performance 2002

Customer growth despite deactivation of sleeping customers (Germany: 1.4mm, international: 0.3mm) and saturated markets

International contribution increased from 28% (2001) to 30% (2002)

17% revenue increase from debitel international mainly caused by acquisitions made in France and The Netherlands

Further improvement of successful customer retention measures

Proven first class service: awarded as no. 1 by customers and sales channels
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Strengthening of distribution power through attractive distribution program

Extension of the exclusive distribution contract with EP: for five more years (Germany); EP: took a 2%-stake in debitel; retention programme open for further sales partners

Co-operation with additional sales channels such as Ringfoto (Germany)

Acquisition of Videlec and Télécom Option (France), Tiscali (Denmark)

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3G

Current status - ESP implementation

Implementation of ESP model in Germany on track
	–	First company to offer content billing
	–	Specified access to network operators' infrastructure ensured by ESP-contracts
	–	Advanced product and service development of Jamba!
	–	Technical ability of hosting platforms such as portal platform

Roll out of ESP-model in Slovenia and the Netherlands
	–	ESP contract with KPN mobile and extended cooperation agreement with O2 (The Netherlands)
	–	extended Cooperation agreement with Mobitel (Slovenia)

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3G

ESP model - general conditions for further implementation

Secure debitel’s positioning regarding the German regulatory framework for UMTS
	–	debitel is actively involved to review German telecommunication law

Ability of billing various services and contents
	–	implementation of new billing system to cover various tariffs and products on the way

Ability to design products and mobile value added services and to extend service offerings
	–	develop “answer” to network operators portal strategy in line with ESP-strategy
	–	launch of own MMS-services

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Product / service development

Extension of debitel mobile service offerings:
–	Multi-Media Messaging Services (MMS)
–	in addition to own portal (Jamba!) access to network operator portals such as i-Mode, Vodafone Life!
–	launch of “partner card” (2 SIM-cards, 1 monthly fee) across different networks
–	innovative tariffs such as “debitel Automatic in Denmark” (monthly fee will automatically decreased according to usage)

Content billing for Jamba!/debitel and third parties (e.g. Club Nokia, Microsoft Network Online)

Further service developments follow ESP strategy

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Strategic direction 2003

Further consolidation of the telecommunication market, especially in Germany - will be closely examined by debitel
Additional expansion to be evaluated

Target setting 2003 and onwards:

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4. Other

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Operational performance 2002

Swisscom Systems		Swisscom IT Services

Operational performance		Completed PMI process below assumed costs
–	approx. 3,000 PBX sold and 90,000 rent and maintain contracts
Market growth below expectations generated high price pressure
Market development
–
Swisscom Systems suffered from a declining demand for network and telephony equipment caused by the deteriorating economic situation, which has led many customers to postpone new investments in telecommunications equipment.
Above market growth of external revenue although missing external revenue target
EBIT target exceeded
Adjusted resources according to weak market demand
Further cost improvement measures identified through benchmarks

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Product-/service development

Swisscom Systems

Successfully introduced IP-based systems and system extensions of major suppliers (Siemens, Nortel, Ascom) to serve those customers who need a VoIP or integrated Voice/VoIP infrastructure

The product line of Alcatel was introduced to the portfolio as an alternative to Ascom in the small customer segment

With the purchase of a CTI / Unified Messaging solution for MS Outlook Swisscom Systems can offer an add-on solution to its customers in the strategically important overlap between desktop computing and telephony

Swisscom IT Services

Redefined existing solution sets to meet market requirements and demand

Defined portfolio across 3 key trends in the Swiss market: — business integration — business mobility — IT - outstanding

Focusing industry verticals: financial services, telecom

Assessing opportunities in new industry verticals: healthcare, insurance, government

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5. Group Financials

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Solid operating performance ...

EBITDA and margins	Per employee ratios[1]

1 FTE employee numbers at end of period: 20,604 (2000), 20,835 (2001) and 20,471 (2002)

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... and ongoing healthy balance sheet

Net debt and net debt/EBITDA	Book leverage and equity ratio

Book leverage = net debt / shareholders’ equity Equity ratio = shareholders’ equity / total assets

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Headcount development

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Cost breakdown

Goods and services purchased	Other operating expenses

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Impairment of debitel goodwill, under IAS

(in CHF mm)	Goodwill

Book value of debitel as per 31.12.2001, € 18	2,084

Amortisation of goodwill	(265)
Impairment of goodwill	(702)
Other adjustments, net	(64)

Book value of debitel [93%] as per 31.12.2002, € 10	1,053

Future amortisation p.a.	156

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Drivers of financial result

Financial expense 2002		Financial income 2002

(in CHF mm)		(in CHF mm)

Interest on debt and finance lease	246	Interest	168
PV adjustment on accrued liabilities	25	Dividends	8
Impairment charge on Infonet	111	Gain on CB tax lease transactions	28
Impairment charge on Swiss	41	Other	2
Currency losses	71
Other	23

Total financial expense	517	Total financial income	206

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Overview of income tax payments

	1998	1999	2000	2001	2002

P+L Statement
Current income tax expense	409	317	439	499	123
Deferred income tax (benefit) expense	(90)	218	201	(514)	238
Total income tax expense	319	535	640	(15)	361

CF Statement
Income taxes paid	26	135	398	678	537

Balance Sheet
Current tax liabilities, net	225	457	519	359	-57

Difference between current and paid income taxes	383	182	41	-179	-414

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Tax calculation 2002

(in CHF mm)	EBT[1]	Income tax expense			Tax rate

		current	deferred	total

reported numbers	1,395	123	238	361	25.9%

Result of the transition from a parent company to a holding company, net			(115)	(115)

Impairment of debitel goodwill	702	127	80	207

adjusted numbers	2,097	240	213	453	21.6%

1 EBT = earnings before taxes

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Group cash flow statement (I)

(in CHF mm)	2001	2002

EBITDA	4,409	4,413

Change in working capital, net	275	2
Payments for early retirements	(225)	(43)
Special contribution to pension fund	(440)
Net interests	48	(78)
Income taxes paid	(678)	(537)
Gain from cross-border tax lease transactions		28

Net cash provided by operating activities	3,389	3,785

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Group cash flow statement (II)

(in CHF mm)	2001	2002

Net cash provided by operating activities	3,389	3,785

CAPEX	(1,234)	(1,222)
Proceeds from sale of real estate	1,734
Proceeds from partial sale of Swisscom Mobile	4,282
Proceeds from sale of affiliated companies	73	42
Investments, net	(894)	(92)
Purchase (sale) of current financial assets, net	(3,059)	2,896
Other cash flows from investing activities, net	(53)	(52)
Net cash from investing activities	849	1,572

Net cash used in financing activities	(2,709)	(7,454)
Net increase (decrease) in cash and cash equivalents	1,529	(2,097)
Cash and cash equivalents at the end of the perios	3,788	1,682

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CAPEX analysis

Group CAPEX development	Capital expenditures 2002

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Change of net debts

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG

Dated: April 1, 2003	by: Name: Title:	/s/ Stephan Wiederkehr Stephan Wiederkehr Senior Counsel Head of Corporate & Financial Law